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Exhibit 12.1

Plains All American Pipeline, LP
Calculation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Three Months Ended March 31, 2005
		2004	2003	2002	2001	2000
EARNINGS
Income from continuing operations before income from equity investees	32,635	129,460	59,295	64,836	43,671	77,502
Add: Fixed Charges	16,803	52,626	42,622	36,157	34,409	33,283
Distributed income of equity investees	444	444	395	—	—	—
Subtract: Capitalized Interest	(620)	(544)	(524)	(773)	(153)	—

Total Earnings(1)	49,262	181,986	101,788	100,220	77,927	110,785

FIXED CHARGES
Interest expensed and capitalized	15,178	47,220	35,750	29,830	29,235	28,691
Amortization of Debt Expense	641	2,537	3,787	3,676	2,667	2,051
Portion of rent expense related to interest (33%)	984	2,869	3,085	2,651	2,507	2,541

Total Fixed Charges	16,803	52,626	42,622	36,157	34,409	33,283

RATIO OF EARNINGS TO FIXED CHARGES(2)	2.93x	3.46x	2.39x	2.77x	2.26x	3.33x

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)
The 2000 period includes a loss of $15.1 million related to early extinguishment of debt previously classified as extraordinary items. Effective with our adoption of SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in January 2003, such items are included in income from continuing operations.

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  Exhibit 12.1
Plains All American Pipeline, LP Calculation of Ratio of Earnings to Fixed Charges